

Mail Stop 3561

September 14, 2009

Via U.S. Mail and facsimile

Joseph E. Bernstein
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway
Route 17B
P.O. Box 5013
Monticello, NY 12701

> **Re: Empire Resorts, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 21, 2009**
> **File No. 333-161499**

Dear Mr. Bernstein:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement

General

1. Please provide us with legal analysis supporting your belief that you continue to meet the eligibility requirements for use of Form S-3 in light of the fact that you have defaulted on an installment payment on indebtedness for borrowed money since the end of your last fiscal year. Refer to General Instruction I.A.5 of Form S-3.

Risk Factors, page 6

2. We note your disclosure on page 3 that you have recently received a notice of the occurrence of an event of default under the Loan Agreement. Please add a risk factor to discuss the risks in the event that a court declares that certain note holders have validly exercised their right to demand repayment of the notes.

3. Please revise your risk factor disclosure in the second paragraph on page 7 to include a discussion of the first tranche under the investment agreement with Kien Huat Realty III Limited.

Exhibit 5.1

4. Refer to the penultimate paragraph. You may not limit reliance on the legal opinion. Please revise.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Robert H. Friedman
        Fax: (212) 451-2222